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11 November 2011
ASX ANNOUNCEMENT

Mission to build Spent Bleaching Earth Extraction Plant in Sandakan Malaysia to access cheaper sustainable feedstock

Mission NewEnergy Limited (NASDAQ:MNEL, ASX:MBT), a global provider of environmentally sustainable biofuels, is pleased to announce a first of its kind for the region, the construction of a major waste material processing facility. The facility, to be located in Sandakan, Sabah Malaysia will allow Mission to recover palm oil from waste material in the palm oil refining process.  The waste material, called Spent Bleached Earth (“SBE”) has historically had no application.

“Mission is delighted to be working in collaboration with the government and the local palm oil processing industry.  The facility will reduce waste being sent to the landfill, create jobs and provide Mission with a low cost, environmentally friendly raw material to produce biofuels,” said Nathan Mahalingam Group CEO of Mission.

Producing biodiesel from this recovered non-food grade waste palm oil provides Mission with access to lower cost feedstock and therefore increased overall margins. .  Further, as a waste material, the green house gas savings are increased and hence viewed as more desirable by the market.

Mission expects to commence construction of the 66,000 ton per annum SBE Solvent Extraction Facility in January 2012 and expects the facility to be fully operational by September 2012.

Mission has secured agreements and understandings with almost all the palm oil refiners in the State of Sabah to provide a supply of SBE to the  facility and has received all necessary sanctions from government authorities including the Department of Environment.

Mission has selected a proven technology provider for this project while the actual construction of the plant and civil works is expected to be done through local Sabah companies. The facility, which will cost RM30 million (US$10 million) will be funded with equity and debt from a Malaysian commercial bank. Financial closure is expected to occur by end December, paving the way for construction to commence in January 2012.

- Announcement Ends -

About the Project

Palm Oil refineries typically use Bleaching Earth for the purposes of bleaching and removing gum and other impurities when refining crude palm oil.  In the process of refining, the Bleaching Earth absorbs and retains some of the palm oil which cannot be recovered in the normal refinery process.  Once the Bleaching Earth is used, it is referred to as Spent Bleaching Earth (‘’SBE”) which is a waste material and is traditionally disposed off in landfills.

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and one of the world’s largest Jatropha plantation companies.  At full capacity we can produce 105 million gallons of biodiesel and have over 234,587 acres of plantation representing a sustainable non-edible oil supply of an estimated 27 million barrels. Jatropha Curcas, an inedible biofuel feedstock, is being cultivated by Mission’s contract farmers on arid, marginal lands.  Through the realization of Jatropha by-product value, Mission is working towards a zero cost of sustainable non-edible fuel source. To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Investor Relations: Stern Investor Relations, Inc.SMA Global Julia Avery +1 (212) 362-1200 julia@sternir.com	Media Contact: SMA Global Jason Drennan +1 (310) 566-7070 jason.drennan@smaglobal.com
Company Contact: James Garton President Mission NewEnergy USA Phone: + 1 (210) 841-5741 james@missionnewenergy.com